SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

International Electronics, Inc.
(Name of Subject Company)

International Electronics, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

459436507
(CUSIP Number of Class of Securities)

John Waldstein
President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board
International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts 02021
(781) 821-5566
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:
James W. Hackett, Jr., Esq.
Frederick P. Callori, Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
(617) 248-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, Amendment No. 2 filed with the SEC on March 28, 2007, Amendment No. 3 filed with the SEC on April 2, 2007, Amendment No. 4 filed with the SEC on April 13, 2007, Amendment No. 5 filed with the SEC on May 3, 2007, Amendment No. 6 filed with the SEC on May 4, 2007 and Amendment No. 7 filed with the SEC on May 14, 2007 (as amended and supplemented, the “Statement”) by International Electronics, Inc., a Massachusetts corporation (the “Company” or “IEI”), relating to the tender offer by RISCO Ltd., through its Rokonet Industries, U.S.A., Inc. subsidiary (“RISCO”), to acquire all of the Company’s issued and outstanding capital stock at a price of $4.00 per share, upon the terms and subject to the conditions described in the Tender Offer Statement of Schedule

TO originally filed by RISCO with the SEC on March 6, 2007 (as amended and supplemented, the “Schedule TO”).

Item 4.    The Solicitation or Recommendation.

(b)           Background.

The Statement is hereby amended to include the following paragraph at the end of Item 4(b):

“On May 15, 2007, the Company announced that it had signed a definitive merger agreement (the “Merger Agreement”) to be acquired by Linear LLC (“Linear”), a wholly-owned subsidiary of Nortek, Inc. (“Nortek”).  Under the terms of the Merger Agreement, which has been unanimously approved by the Board of Directors, Linear will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $6.65 per share in cash.  The offer will commence on or before May 29, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC.  Following completion of the tender offer in which 66 ⅔% of the Company’s outstanding shares (determined on a fully-diluted basis) are tendered, Linear has committed to complete a second-step merger in which all remaining shares of the Company’s common stock will be converted into the right to receive the same consideration paid in the Nortek tender offer.  The Company also announced that the Board of Directors had unanimously recommended that shareholders tender their shares into the Nortek offer.

In addition, the Company announced that the Board of Directors reiterated its recommendation that shareholders reject the Risco Tender Offer and to vote against granting voting rights for any shares that Risco acquires in the Risco Tender Offer at the Company’s upcoming shareholder meeting on May 18, 2007.

A copy of the press release announcing the Merger Agreement and the Board of Directors’ continued recommendation that shareholders reject the Risco Tender Offer and vote against granting voting rights for any shares that Risco acquires in the Tender Offer is filed as Exhibit a(9) hereto and incorporated by reference herein.”

Item 7.    Purposes of the Transaction and Plans or Proposals.

The discussion set forth in Item 7 of the Statement is hereby amended to state in its entirety as follows:

“Beginning in January 2007, the Company received unsolicited expressions of interest from several other parties at prices substantially in excess of $4.00 per share and had preliminary discussions with these parties.

As discussed above, on May 15, 2007, the Company announced that it had signed a definitive merger agreement (the “Merger Agreement”) to be acquired by Linear, LLC (“Linear”), a wholly-owned subsidiary of Nortek, Inc. (“Nortek”).  Under the terms of the Merger Agreement, which has been unanimously approved by the Board of Directors, Linear will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $6.65 per share in cash.  The offer will commence on or before May 29, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC.  Following completion of the tender offer in which 66 2/3% of the Company’s outstanding shares (determined on a fully-diluted basis) are tendered, Linear has committed to complete a second-step merger in which all remaining shares of the Company’s common stock will be converted into the right to receive the same consideration paid in the Nortek tender offer.  The Company also announced that the Board of Directors had unanimously recommended that shareholders tender their shares into the Nortek offer.

As otherwise disclosed in this Schedule 14d-9, the Board of Directors, after careful consideration, has unanimously determined that the Risco Tender Offer is inadequate and not in the best interests of the Company’s shareholders (other than Risco and its affiliates).  Except as otherwise described in this Item 7, the Company has not reached an agreement in principle or signed an agreement in connection with the Risco Tender Offer that relates to or would result in: (a) a tender offer for or other acquisition of the Company’s common stock, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.  THE BOARD OF DIRECTORS RECOMMENDS

THAT THE COMPANY’S SHAREHOLDERS REJECT THE RISCO OFFER AND NOT TENDER THEIR SHARES TO RISCO.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Tender Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.”

Item 9.    Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.

a(9)                            Press Release issued by International Electronics, Inc. dated May 15, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL ELECTRONICS, INC.

By:	/s/ JOHN WALDSTEIN
John Waldstein
President, Chief Executive Officer,
Treasurer, Chief Financial Officer
and Chairman of the Board

Date:  May 15, 2007